[Letterhead of People's Bank ]
                                  People's Bank
                       Bridgeport Center, 850 Main Street
                       Bridgeport, Connecticut 06604-4913




                                         February 27, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re: People's Bank Credit Card Master Trust; Post-Effective Amendment to the Registration Statement on Form S-1
             File No. 333-33269

Ladies and Gentlemen:

         Pursuant to the discussions of Mayer, Brown & Platt and staff of the Securities and Exchange Commission (the "Commission"), and in accordance with Rule 477 of the Securities Act of 1933, as amended, People's Bank, as originator of the People's Bank Credit Card Master Trust, hereby withdraws its post-effective amendment to the registration statement on Form S-1, File No. 333-33269, which amendment was filed with the Commission on September 15, 1997 (the "Post-Effective Amendment").


Very truly yours,

PEOPLE'S BANK


By:/s/ William T. Kosturko
   Name:  William T. Kosturko, Esq.
   Title: Executive Vice President and
          General Counsel